UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

March 20, 2012

Commission File Number: 001-32328

Mechel OAO ———————————————————————————————————
(Translation of registrant’s name into English)

RUSSIAN FEDERATION ———————————————————————————————————
(Jurisdiction of incorporation or organization)

Krasnoarmeyskaya 1, Moscow 125993 Russian Federation
——————————————————————————————————— (Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F: [x] Form 20-F [ ] Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [ ]

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934: [ ] Yes [x] No

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): n/a

MECHEL REPORTS SUCCESSFUL INSTALLATION OF NEW ELECTRIC FURNACE AT BRATSK
FERROALLOY PLANT

Bratsk, Russia – March 20, 2012 – Mechel OAO (NYSE: MTL), one of the leading
Russian mining and metals companies, announces that a ferroalloy electric furnace was installed and the first smelting of ferrosilicon conducted as part of modernization of Bratsk Ferroalloy Plant of the group’s ferroalloys division.
This is the first ferroalloy electric furnace to be installed as part of the contract between Bratsk Ferroalloy Plant and Sibir Electrothermal Equipment
Plant OAO to supply four ferroalloy electric furnaces with the capacity of 33
MVA each to replace the existing furnaces with the capacity of 25 MVA, and to supervise installation and commissioning works.
Bratsk Ferroalloy Plant’s reconstruction began in late 2010 and will be completed in 2013. After the new furnaces are commissioned, Bratsk Ferroalloy
Plant’s production capacity will increase by 30% and its power consumption will be reduced by 10-13%.
Investment in the project topped 1.9 billion rubles (65 million US dollars*).
Reconstruction measures preserves the plant’s entire existing infrastructure which enables the plant to substantially cut costs and save time in implementing the project.
Technical revamping of ferrosilicon production includes reconstruction of the raw materials dosage system and expansion of storage space for finished products.
Mechel Ferroalloys Management OOO’s Chief Executive Officer Gennady Ovchinnikov
noted: “Successful installation and launch of the new electric furnace confirm that the path we chose to modernize production is right and will substantially improve Bratsk Ferroalloy Plant’s efficiency. Thanks to state-of-the-art technologies, the plant will also be able to cut its electricity expenses.”
* Based upon the Russian Central Bank exchange rate of 29.22 RUR/$ as of March
20, 2012.
***
Mechel OAO
Ekaterina Videman
Tel: + 7 495 221 88 88
ekaterina.videman@mechel.com
***
Mechel is one of the leading Russian companies. Its business includes four segments: mining, steel, ferroalloy and power. Mechel unites producers of coal, iron ore concentrate, nickel, ferrochrome, ferrosilicon, steel, rolled products, hardware, heat and electric power. Mechel products are marketed domestically and internationally.
***
Some of the information in this press release may contain projections or other forward-looking statements regarding future events or the future financial performance of Mechel, as defined in the safe harbor provisions of the U.S.
Private Securities Litigation Reform Act of 1995. We wish to caution you that these statements are only predictions and that actual events or results may differ materially. We do not intend to update these statements. We refer you to the documents Mechel files from time to time with the U.S. Securities and
Exchange Commission, including our Form 20-F. These documents contain and identify important factors, including those contained in the section captioned
“Risk Factors” and “Cautionary Note Regarding Forward-Looking Statements” in our
Form 20-F, that could cause the actual results to differ materially from those contained in our projections or forward-looking statements, including, among others, the achievement of anticipated levels of profitability, growth, cost and synergy of our recent acquisitions, the impact of competitive pricing, the ability to obtain necessary regulatory approvals and licenses, the impact of developments in the Russian economic, political and legal environment, volatility in stock markets or in the price of our shares or ADRs, financial risk management and the impact of general business and global economic conditions.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Mechel OAO

Date: March 20, 2012	By:	Yevgeny V. Mikhel
	Name:	Yevgeny V. Mikhel
	Title:	CEO